EXHIBITS 5.1

FRANK W. BIRKHOLZ, P.S.

Attorney at Law

1001 Fourth Avenue #3827
Seattle, WA 98154

Tel: (206) 682-7626 Ext. 13
Fax: (206) 682-9963

October 14, 2005

NiteKIubz International, Inc.
638 Millbank
Vancouver, B.C. V5Z 4B7
Canada

Re: Registration Statement on Form SB-2

Gentlemen:

We have acted as counsel to NiteKlubz International, Inc., a Washington corporation (the "Company") in connection with rendering an opinion as to the validity of the issuance of stock and its non-assessability in connection with a Registration Statement on Form SB-2 (the Registration Statement") for the sale of up to two million (2,000,000) shares of common stock of the Company, (the "Common Stock").

We have reviewed the Articles of Incorporation of the Company, together with amendments thereto, the By-Laws of the Company, Resolutions of the Board of Directors, and such other documents that we considered necessary in order to render this opinion.

As a result of our review, we are of the opinion that the issuance of the shares of Common Stock was duly authorized by the Company, and when paid for and issued, such shares will be validly issued, fully paid and non-assessable.

This opinion relating to the issuance of the shares of Common Stock is limited to applicability of the State of Washington General Corporation Law and applicable provisions of the Washington Constitution and reported judicial decisions interpreting these laws.

We have not participated in the preparation or review of the Registration Statement, nor do we express any opinion thereon.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Frank W. Birkholz

Frank W. Birkholz, Attorney at Law